Exhibit 99.1

1500 Robert-Bourassa Blvd.,

7th Floor

Montreal QC, H3A 3S8

www.computershare.com

March 29, 2018

To: All Canadian Securities Regulatory Authorities

Subject: SIERRA METALS INC.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	April 25, 2018
Record Date for Voting (if applicable) :	April 25, 2018
Beneficial Ownership Determination Date :	April 25, 2018
Meeting Date :	May 30, 2018
Meeting Location (if available) :	Toronto ON
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	No

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	82639W106	CA82639W1068

Sincerely,

Computershare

Agent for SIERRA METALS INC.